MFS® INVESTMENT MANAGEMENT

500 Boylston Street, Boston, Massachusetts 02116-3741

617 - 954-5000

June 30, 2010

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

MFS® Series Trust VII (the “Trust”) (File Nos. 811-3090 and 2-68918) on behalf of MFS® Asia Pacific Ex Japan Equity Fund, MFS® European Equity Fund and MFS® Latin American Equity Fund (the “Funds”); Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A

Ladies and Gentlemen:

Enclosed herewith for filing pursuant to (1) the Securities Act of 1933, as amended, and Rule 485(a) thereunder, (2) the Investment Company Act of 1940, as amended, and (3) Regulation S-T, please find Post-Effective Amendment No. 39 to the Registration Statement of the Trust (the “Amendment”), marked to indicate all changes from Post-Effective Amendment No. 38 to the above-captioned Registration Statement, except in the case of the Prospectuses and Statements of Additional Information (“SAIs”) of the Funds, which have not been marked.

This Amendment is being filed in order to register the new Funds as a series of the Trust, and accordingly, the anticipated effective date is September 13, 2010.

If you have any questions concerning the foregoing, please call the undersigned or Karen Ray at (617) 954-5810.

Sincerely,

SUSAN A. PEREIRA
Susan A. Pereira
Vice President and Senior Counsel

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